                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

                    Annual Report Pursuant to Section 15 (d)
                     of the Securities Exchange Act of 1934


For the year ended December 31, 2000             Commission file number 0-13880


A.  Full title of the Plan

    ENGINEERED SUPPORT SYSTEMS, INC. EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        ENGINEERED SUPPORT SYSTEMS, INC.
                                 201 EVANS LANE
                            ST. LOUIS, MISSOURI 63121
                                 (314) 553-4000

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

                                            ENGINEERED SUPPORT SYSTEMS, INC.
                                            EMPLOYEE STOCK OWNERSHIP PLAN



Date: 6/29/01                               /s/ Gary C. Gerhardt
     ------------                           -----------------------------------
                                            Gary C. Gerhardt
                                            Executive Vice President and
                                            Chief Financial Officer of
                                            Engineered Support Systems, Inc.
                                            and Member of the Administrative
                                            Committee of the Plan

                        Report of Independent Accountants


To the Participants and Administrator of Engineered Support Systems, Inc.
Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Engineered Support Systems, Inc. Employee Stock Ownership Plan (the "Plan") at December 31, 2000 and 1999, and the changes in the net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards accepted in the United States, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
June 22, 2001
St. Louis, Missouri

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

Engineered Support Systems, Inc.
Employee Stock Ownership Plan

                                                December 31
                                        --------------------------
                                            2000           1999
                                        -----------    -----------
Assets:
Cash and cash equivalents               $   357,324    $    99,037

Investments, at fair value               33,393,215     26,855,829

Contributions receivable:
   Employer                                                  3,813
                                        -----------    -----------
                   Total assets          33,750,539     26,958,679
                                        -----------    -----------


Liabilities:
Accrued interest                                             3,813
Long-term debt                                             553,500
                                        -----------    -----------
                   Total liabilities                       557,313
                                        -----------    -----------

Net Assets Available for
   Plan Benefits                        $33,750,539    $26,401,366
                                        ===========    ===========

See notes to financial statements

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Engineered Support Systems, Inc.
Employee Stock Ownership Plan

                                         Year Ended December 31
                                      -----------------------------
                                          2000             1999
                                      ------------     ------------
Additions:
Investment income:
  Net realized and unrealized
   gain (loss) on Engineered
   Support Systems, Inc. common
   stock                              $  7,705,932     $ (2,108,837)
  Net gain (loss) from common
   collective trusts                      (335,646)       2,008,826
  Interest and dividend income              83,681           92,485
                                      ------------     ------------
                                         7,453,967           (7,526)
                                      ------------     ------------

Contributions:
  Participant                            1,564,795        1,748,625
  Employer                               1,046,306        1,335,079
                                      ------------     ------------
                                         2,611,101        3,083,704
                                      ------------     ------------


Transfer from Keco Industries
  401(k) Profit Sharing Plan                              6,633,179
                                      ------------     ------------
                  Total additions       10,065,068        9,709,357
                                      ------------     ------------

Deductions:
Benefits paid to participants            2,674,498        1,617,877
Interest expense                            41,397           47,070
                                      ------------     ------------
                  Total deductions       2,715,895        1,664,947
                                      ------------     ------------

                  Net increase           7,349,173        8,044,410

Net Assets Available for Plan
  Benefits at Beginning of Year         26,401,366       18,356,956
                                      ------------     ------------

Net Assets Available for Plan
  Benefits at End of Year             $ 33,750,539     $ 26,401,366
                                      ============     ============


See notes to financial statements

NOTES TO FINANCIAL STATEMENTS

Engineered Support Systems, Inc.
Employee Stock Ownership Plan

December 31, 2000

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Engineered Support Systems, Inc. Employee Stock Ownership Plan (the Plan) are presented on the accrual basis of accounting. Benefits due to participants are recorded as a reduction in net assets available for Plan benefits when paid.

Investments in the Engineered Support Systems, Inc. (the Company) common stock are stated at fair value based on the last reported sales price on December 31, 2000 and 1999, respectively. Investments in common collective trusts, including the Overseas Equity Portfolio (managed by Brandes Investment Partners), the Mid-Cap Value Portfolio (managed by Ariel Capital Management Inc.), the Small Company Growth Portfolio (managed by Credit Suisse Asset Management), the Large Company Value Portfolio (managed by Westwood Management Corporation), the Capital Growth Portfolio (managed by Montag & Caldwell), the Strategic Bond Portfolio (managed by Western Asset Management Company) and the Guaranteed Investment Contract Portfolio (managed by Mitchell Hutchins Asset Management) are stated at the fair value of the underlying portfolio of securities, as determined by the respective manager.

Investment income is recorded as earned. Net realized gains or losses on security transactions represent the difference between proceeds received and cost. In accordance with the policy of stating investments at fair value, net unrealized appreciation or depreciation is reflected in the Statements of Net Assets Available for Plan Benefits and the change in net unrealized appreciation or depreciation is reflected in the Statements of Changes in Net Assets Available for Plan Benefits.

Investments are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

Notes receivable, representing loans to participants, are valued at their outstanding principal amount. These notes bear interest at a rate equal to the prime interest rate as of the effective date of the loan plus one percentage point.

Administrative expenses of the Plan are paid by the Company.

NOTE B - DESCRIPTION OF THE PLAN

The Plan is a combined 401(k) savings plan and a payroll-based employee stock ownership plan covering the salaried employees and all non-salaried employees not otherwise covered by a collective bargaining agreement of the Company's following wholly-owned subsidiaries: Engineered Air Systems, Inc., Engineered Specialty Plastics, Inc., Engineered Coil Company, d/b/a Marlo Coil, Keco Industries, Inc. and Engineered Electric Company, d/b/a Fermont. Eligible employees age 21 or older who have attained one year of service may enroll in the Plan. Upon enrollment, participants may elect to defer from 1% to 15% of their compensation in the Plan, up to a maximum of $10,500 and $10,000 for the years ended December 31, 2000 and 1999, respectively. Under current Internal Revenue Service regulations, this maximum amount is adjusted annually.

Contributions under the Plan consist of the following:
    1. The amount of the salary deferrals of all Plan participants (the employee contribution).

    2. The Company's discretionary contribution of an amount no less than the amount sufficient to pay the monthly installments of the bank loan (the employer discretionary contribution).

    3. The Company's matching contribution of no less than 25% of each employee's contribution up to a maximum of 6% of the employee's earnings (the employer matching contribution).

Employee and employer contributions are 100% vested.

At December 31, 2000, the following investment options existed with respect to employee contributions:
         Engineered Support Systems, Inc. common stock.

         Small Company Growth Portfolio, which invests in equity securities of small market capitalization companies that the manager believes have significant growth potential.

         Capital Growth Portfolio, which invests in equity securities of large market capitalization companies which the manager believes have significant growth potential.

         Overseas Equity Portfolio, which invests in equity securities of non-U.S. companies in both mature and emerging economies around the world.

         Mid-Cap Value Portfolio, which invests in equity securities of medium market capitalization companies which the manager believes sell at a discount to actual value.

         Large Company Value Portfolio, which invests in equity securities of large market capitalization companies which the manager believes sell at a discount to actual value.

         Strategic Bond Portfolio, which invests in a diversified range of bonds and other fixed income securities.

         Guaranteed Investment Contract Portfolio, which invests in fixed income securities, primarily insurance and bank investment contracts.

All contributions by the Company are made in the form of Engineered Support Systems, Inc. common stock.

The Plan allows participants to borrow from existing balances in their Plan investments. These loans are to be repaid with interest over a period not to exceed five years.

The Plan Administrator is Engineered Air Systems, Inc. acting through an Administrative Committee to administer the Plan. The Company bears all expenses of administering the Plan, including any compensation of the trustee, PW Trust Company. No trustee fees or other administrative expenses were paid from Plan assets during the years ended December 31, 2000 or 1999.

Information about the Plan, including provisions for vesting, allocation of earnings, withdrawal provisions and the impact of Plan termination is contained in the Summary Plan Description. Copies of the Summary Plan Description are available from the Company.

At December 31, 2000, Plan participants had elective account balances in the following investments:

         Engineered Support Systems, Inc. common stock        410
         Small Company Growth Portfolio                       317
         Capital Growth Portfolio                             428
         Overseas Equity Portfolio                            380
         Mid-Cap Value Portfolio                              197
         Large Company Value Portfolio                        344
         Strategic Bond Portfolio                             162
         Guaranteed Investment Contract Portfolio             194

NOTE C - INVESTMENTS

The following schedule presents information regarding assets held for investments:

                                                       December 31, 2000         December 31, 1999
                                                   ------------------------  ------------------------
                                                    Fair Value     Cost       Fair Value      Cost
                                                   -----------  -----------  -----------  -----------
Engineered Support Systems, Inc.
   common stock, 798,604 and 766,249
   shares, respectively                            $17,369,637  $ 5,116,026  $ 9,194,988  $ 4,606,842

Capital Growth Portfolio, managed by
   Montag & Caldwell, 118,550 and
   146,903 shares, respectively                      3,875,285    3,438,727    5,312,592    4,245,621

Overseas Equity Portfolio, managed by
   Brandes Investment Partners, 118,068
   and 123,089 shares, respectively                  2,806,719    2,014,326    2,980,350    2,027,925

Large Company Value Portfolio,
   managed by Westwood Management
   Corporation, 47,214 and 75,525 shares,
   respectively                                      2,416,673    2,512,547    3,758,746    4,032,518

Small Company Growth Portfolio,
   managed by Credit Suisse Asset
   Management 29,577 and 17,553 shares,
   respectively                                      2,164,762    1,916,678    1,330,782      889,741

Guaranteed Investment Contract
   Portfolio, managed by Mitchell
   Hutchins Asset Management, 70,128
   and 75,350 shares, respectively                   1,695,777    1,479,752    1,710,434    1,540,553

Mid-Cap Value Portfolio, managed by
   Ariel Capital Management, Inc., 58,393
   and 57,968 shares, respectively                   1,342,625      944,494    1,116,005      877,064

Strategic Bond Portfolio, managed by
   Western Asset Management Company,
   56,904 and 53,913 shares, respectively              903,406      830,050      774,833      771,277

Notes receivable from participants with remaining
   maturities of 1 month to 5 years bearing
   interest rates ranging from 8.75% to 10.50%
   at December 31, 2000 and from 8.75% to 10.00%
   at December 31, 1999                                818,331      818,331      677,099      677,099
                                                   -----------  -----------  -----------  -----------

                           Total                   $33,393,215  $19,070,931  $26,855,829  $19,668,640
                                                   ===========  ===========  ===========  ===========

Engineered Support Systems, Inc. common stock includes both participant-directed and nonparticipant-directed investments. All other investments are solely participant-directed.

NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to nonparticpant-directed investments, primarily all of which represent investments in Engineered Support Systems, Inc. common stock, is as follows:

                                              Year Ended December 31
                                              ----------------------
                                               2000            1999
                                               ----            ----
Net Assets at Beginning of Year            $  5,443,674    $ 5,666,823
Contributions                                 1,046,306      1,335,079
Realized and unrealized gain (loss), net      4,947,283     (1,212,353)
Benefits paid to participants                  (348,910)      (298,805)
Interest expense                                (41,397)       (47,070)
                                           ------------    -----------
Net Assets at End of Year                  $ 11,046,956    $ 5,443,674
                                           ============    ===========


NOTE E - CHANGES IN THE PLAN

Effective June 24, 1998, the Company acquired all of the outstanding stock of Keco Industries, Inc. (Keco). Keco had previously sponsored the Keco Industries 401(k) Profit Sharing Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in August 1993. As of February 28, 1999, the Keco Industries 401(k) Profit Sharing Plan had net assets available for plan benefits totaling $6,633,179. Effective March 1, 1999, this plan was merged into the Engineered Support Systems, Inc. Employee Stock Ownership Plan.

The Plan had pledged shares of the Company's common stock, purchased with bank loan proceeds, as collateral for the loan. Each year, the bank released a proportionate number of shares equal to the ratio of principal and interest paid during the year to the total of principal and interest paid and to be paid on the loan. The shares released were allocated to the participant accounts in relation to each participant's compensation to total participant compensation for the year. During 2000, the bank loan was retired and all shares of the Company's common stock previously held in suspense were released to Plan participants. 48,176 and 14,707 shares of the Company's common stock were released from suspense and allocated to participant accounts for the years ended December 31, 2000 and 1999, respectively.

NOTE F - INCOME TAX STATUS

The Plan received a favorable letter of determination from the Internal Revenue Service dated September 20, 1996 indicating compliance with section 401(a) of the Internal Revenue Code and exemption under the provisions of section 501(a). Therefore, it is the opinion of the Plan Administrator that, as of December 31, 2000, the Plan is in compliance with section 401(a) of the Internal Revenue Code and is exempt under the provisions of section 501(a). Thus, provision for a federal income tax is not required in the accompanying financial statements.

Participants are not subject to federal income tax on amounts contributed to their accounts under the 401(k) provisions of the Plan, or on earnings attributable to such contributions, until such time as these amounts are distributed to or withdrawn by the participants.

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2000 and 1999 to Form 5500:

                                                          2000             1999
                                                          ----             ----
Net assets available for benefits per
      the financial statements                         $33,750,539      $26,401,366
Amounts allocated to withdrawing participants           (1,624,838)        (932,744)
                                                       -----------      -----------
Net assets available for benefits per the Form 5500    $32,125,701      $25,468,622
                                                       ===========      ===========

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2000 to Form 5500:

Benefits paid to participants per the
      financial statements                              $2,674,498
Add:  Amounts allocated to withdrawing
      participants at December 31, 2000                  1,624,838
Less: Amounts allocated to withdrawing
      participants at December 31, 1999                   (932,744)
                                                        ----------
Benefits paid to participants per Form 5500             $3,366,592
                                                        ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the respective Plan year ends, but not yet paid as of that date.

NOTE H - SUBSEQUENT EVENT

Effective April 1, 2001, the Plan was amended to provide eligibility for those employees age 21 or older who have attained ninety (90) days of service, formerly one year of service. In addition, Prudential Trust Company was named Plan trustee. There were no other material amendments to the Plan.

                                        Engineered Support Systems, Inc.
                                         Employee Stock Ownership Plan

                                                   Schedule I

                                Schedule of Assets Held for Investment Purposes

                                          Year Ended December 31, 2000


(a) (b) Identity of Issuer             (c) Description of Asset               (d) Cost       (e) Current Value
--------------------------------------------------------------------------------------------------------------
 *  Engineered Support Systems, Inc.   Common Stock $.01 par value           $5,116,026         $17,369,637

    Capital Growth Portfolio           Equity Fund managed by
                                         Montag & Caldwell                    3,438,727           3,875,285

    Overseas Equity Portfolio          Non-U.S. Equity Fund managed
                                         by Brandes Investment Partners       2,014,326           2,806,719

    Large Company Value Portfolio      Equity Fund managed by
                                         Westwood Management
                                         Corporation                          2,512,547           2,416,673

    Small Company Growth Portfolio     Equity Fund managed by Credit
                                         Suisse Asset Management              1,916,678           2,164,762

    Guaranteed Investment              Fund investing in fixed income
      Contract Portfolio                 securities, primarily insurance
                                         and bank investment contracts,
                                         and managed by Mitchell
                                         Hutchins Asset Management            1,479,752           1,695,777

    Mid-Cap Value Portfolio            Equity Fund managed by
                                         Ariel Capital Management, Inc.         944,494           1,342,625

    Strategic Bond Portfolio           Fixed Income Fund managed
                                         by Western Asset Management
                                         Company                                830,050             903,406

    Participant Loans                  Loans to Plan participants bearing
                                         interest rates from 8.75% to
                                         10.50% with remaining maturities
                                         of 1 month to 5 years                  818,331             818,331

* Investments in securities of parties-in-interest to the Plan.

                                               Engineered Support
                                         Employee Stock Ownership Plan

                                                  Schedule II

                                    Schedule of Reportable Transactions (1)

                                          Year Ended December 31, 2000



                                                                       (f)Expense                   (h)Current value   (i)Net
(a)Identity of   (b)Description   (c)Purchase   (d)Selling    (e)Lease  incurred with   (g)Cost      of asset on        gain or
party involved   of asset         price         price         rental    transaction     of asset     transaction date   (loss)
-------------------------------------------------------------------------------------------------------------------------------
Series of
Transactions

Westwood         Large
Management       Company
Corporation      Value
                 Portfolio        $ -           $1,461,348    $  -      $ -             $1,613,021   $1,461,348        $(151,673)




(1) Transactions or series of transaction in excess of five percent of the current value of the Plan's assets as of the beginning of the Plan year as defined in 29 CFR Section 2520.103-6 of the Department of Labor Rules & Regulations for Reporting and Disclosure under ERISA.

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration

Statement on Form S-8 (33-14504) of our report dated June 22, 2001 relating to the financial statements and supplemental schedules of Engineered Support

Systems, Inc. Employee Stock Ownership Plan, which appears in this Form 11-K.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
St. Louis, Missouri
June 29, 2001